Exhibit (a)(5)(G)

TELEMAR PARTICIPAÇÕES S.A.
Listed Company
CNPJ/MF N.o 02.107.946/0001-87
NIRE N.o 3.33.0016601-7

COMMUNICATION TO THE MARKET

In light of a number of queries raised by investors regarding the conditions of any potential future migration of preferred shares issued by Tele Norte Leste Participações S/A (“TNL”) into Telemar Participações S/A (“TmarPart”), the Company decided to provide the market with additional clarification.

If TmarPart is able to successfully complete the outstanding tender offer and, as a consequence, becomes the holder of a substantial number of TNL’s preferred shares, any potential transaction that includes the migration of TNL’s shares into TmarPart (or any other corporate reorganization) that is contemplated in the next five (5) years will take into account, in the calculation of the exchange ratios, the distinct characteristics of each class of shares and the applicable market conditions. As a result, the adoption of a uniform exchange ratio for the common and preferred shares of TNL is not predicted.

Rio de Janeiro, July 13, 2007.